EXHIBIT 99.1

FOR IMMEDIATE RELEASE
PRESS RELEASE

MAGAL EXPANDS ITS ACTIVITY INTO CYBER SECURITY

Yehud, Israel – Nov. 6th 2012 - Magal Security Systems Ltd. (NASDAQ GMS: MAGS) today announced that it has expanded its business proposition and will start delivering cyber protection solutions to its existing and new customers.

Magal’s new solutions will monitor, detect and protect against abnormal network activity, both landline and wireless, within and close to protected sites. Magal is teaming with third party technology companies to deliver turnkey cyber security solutions for critical sites, and will offer an integrated suite of solutions for both the physical and networked world.

As a first step, Magal will deliver cyber protection for the actual security network, which may itself be exposed to cyber attacks. Magal will subsequently provide a full umbrella for critical sites, covering the core production systems, infrastructure and information systems.

Eitan Livneh, President and CEO of Magal S3, commented: “The traditional physical threats to sensitive sites are now exacerbated by cyber threats, which have the potential to jeopardize the mission of our customers. Unlike the physical space, deterrence barely exists in cyberspace, and therefore in this cyber decade, seaports, airports, power utilities, cities and in fact, any business cannot be left protected with only physical security.”

Continued Mr. Livneh, “With 42 years of proven security experience, we are now launching a new paradigm of integrated physical and cyber security, managed through a unified Security Operation Center (SOC) by Fortis4G – our latest command and control system. We can now deliver turnkey solutions, based on our partners' products as well as third party technologies. We will also provide full technical services, including threat analysis, overall design, implementation and ongoing upgrades."

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers the broadest portfolio of unique homegrown Perimeter Intrusion Detection Systems (PIDS) as well as Fortis4G - a new generation of cutting edge Physical Security Information Management system (PSIM) with comprehensive CCTV solutions and leading Intelligent Video Analytics (IVA).

For more information:

Magal S3 Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 E-mail: magal@ccgisrael.com

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.